SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

CMSF CORP.
(Name of Issuer)

Common Stock, par value $0.000001 per share
(Title of Class of Securities)

133765107
(CUSIP Number)

Ruskin Moscou Faltischek, P.C.
1425 RXR Plaza
East Tower, 15th Floor
Uniondale, NY  11556
Attn: Stuart M. Sieger, Esq.
(516) 663-6600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 10, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [  ].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §§ 240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 133765107

1	NAMES OF REPORTING PERSONS Cedarview Opportunities Master Fund LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) SC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	[ ]¨
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 200,262,125
8 SHARED VOTING POWER 0
9 SOLE DISPOSITIVE POWER 200,262,125
10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 200,262,125
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 8.8%
14	TYPE OF REPORTING PERSON (See Instructions) IV

Item 1.	Security and Issuer.

This Schedule 13D filed by Cedarview Opportunities Master Fund LP (the “Schedule 13D”) relates to the common stock, par value $0.000001 per share (“Common Stock”) of CMSF Corp., a Delaware corporation (the “Issuer”) with its principal executive offices located at 980 Enchanted Way, Suite 201 A/B, Simi Valley, California.

Item 2.	Identity and Background.

(a)	This Statement is being filed by Cedarview Opportunities Master Fund LP (“Cedarview”).

(b)	The principal business address of Cedarview is One Penn Plaza, 45th Floor, New York, New York 10119.

(c)	Cedarview is a privately owned hedge fund sponsor that provides services to pooled investment vehicles and corporations in the fixed income markets of the United States.

(d)-(e)	Not Applicable.

(f)	The place of organization of Cedarview is Delaware.

Item 3.	Source and Amount of Funds or Other Consideration.

On May 23, 2011, CMSF, Inc., the Issuer entered into an Agreement and Plan of Merger and Reorganization (the “Merger Agreement”) with Plures Technologies, Inc., a Delaware corporation, now known as Plures Holdings, Inc. (“Plures”).  Other parties to the Merger Agreement are RENN Universal Growth Investment Trust PLC, a public limited company registered in England and Wales and a stockholder of the Issuer (“RENN Universal”), RENN Global Entrepreneurs Fund, Inc., a Texas corporation and a stockholder of the Issuer (“RENN Global”), and the Issuer’s newly formed, wholly owned subsidiary, Plures Acquisition Corp., a Delaware corporation (“Merger Sub”).

On August 10, 2011 (the “Effective Time”), there was a consummation of the merger (the “Merger”) contemplated by the Merger Agreement, in which Plures was merged with Merger Sub, with Plures as the surviving corporation.  As part of the merger, the name of Plures was changed to Plures Holdings, Inc., which became a wholly-owned subsidiary of the Issuer.

As of the Effective Time of the Merger, Cedarview acquired 200,262,125 shares of the Common Stock as a result of the Merger.  The consideration for the purchase price of the Common Stock was the securities of Plures, the company whose securities were acquired in the Merger.

Item 4.	Purpose of the Transaction.

Cedarview does not have any plans or proposal as of the date hereof which relate to or would result in any of the actions or events enumerated in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a)	Cedarview beneficially owns 200,262,125 shares of Common Stock of the Company, or approximately 8.8% of the issued and outstanding shares of the Common Stock of the Company.

(b)
Cedarview:
Cedarview:

                   (i) has the sole power to vote or to direct the vote of 200,262,125 shares of the Company’s Common Stock;

                  (ii) has shared power to vote or to direct the vote of zero (0) shares of the Company’s Common Stock;

                  (iii) has the sole power to dispose or to direct the disposition of 200,262,125 shares of the Company’s Common Stock;

                  (iv) has shares power to dispose or to direct the disposition of zero (0) shares of the Company’s Common Stock.

(c)	The information provided in response to Item 3 is incorporated herein by reference.

(d)	Not Applicable.

(e)	Not Applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information provided in response to Item 3 and Item 4 above is incorporated herein by reference.

Item 7.	Materials to be Filed as Exhibits.

Agreement and Plan of Merger and Reorganization (incorporated by reference to report on Form 8-K filed on May 25, 2011).

Amendment to Agreement and Plan of Merger and Reorganization (incorporated by reference to report on Form 8-K/A filed on August 3, 2011).

Second Amendment to Agreement and Plan of Merger and Reorganization (incorporated by reference to report on Form 8-K/A filed on August 4, 2011).

Third Amendment to Agreement and Plan of Merger and Reorganization (incorporated by reference to report on Form 8-K/A filed on August 8, 2011)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CEDARVIEW OPPORTUNITIES MASTER FUND LP
/s/ Joshua Gottlieb
By: Joshua Gottlieb, Director

Date: August 18, 2011